IRON SANDS CORP.
1999 South Broadway, Suite 3700

Denver, Colorado 80202

November 5, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Tom Kluck

Re:	Iron Sands Corp. Form 8-K Filed September 1, 2015
File No. 000-54477

Dear Mr. Kluck:

Iron Sands Corp. (the “Company”) is hereby filing an amendment to its Current Report on Form 8-K dated August 26, 2015 and filed with the Securities and Exchange Commission on September 1, 2015. The Company is filing the amendment in response to the comment from the staff of the Commission (the “Staff”) in the Staff’s letter to the Company dated September 4, 2015 (the “Comment Letter”).

Set forth below is the Company’s response to the Staff’s comment in the Comment Letter. For your convenience, we have reproduced the text of the Staff’s comments in boldface type below.

Comment:

1. We note your disclosure in your Form 10-Q filed August 14, 2015 that you are a shell company as defined by Rule 12b-2 of the Exchange Act. We also note that your disclosure of a change in control under Item 5.01 of Form 8-K whereby Badlands NGLs, LLC now owns 100% of the company. Please amend your Form 8-K to provide the required Form 10 information. Refer to Item 5.01(a)(8) of Form 8-K.

Response: The Company has responded to the Staff’s comment by filing an amendment to its Form 8-K dated August 26, 2015 to include the information required by Form 10.

In connection with this response to the Staff’s Comment Letter, the Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at (303) 800-9669 or by email at mgurfinkel@badlandsngls.com with any questions or comments regarding this correspondence.

Very truly yours, IRON SANDS CORP.

By:	/s/ Mikhail Gurfinkel
Mikhail Gurfinkel
Chief Executive Officer

cc: Rahul Patel, Staff Attorney